Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: May 3, 2018

The following are excerpts of the transcript from Cigna Corporation's first quarter 2018 investor earnings call.

THOMSON REUTERS STREETEVENTS

PRELIMINARY TRANSCRIPT

CI - Q1 2018 Cigna Corp Earnings Call

EVENT DATE/TIME: MAY 03, 2018 / 12:30PM GMT

PRESENTATION

David Cordani - Cigna Corporation - President, CEO & Director
Thanks, Will. Good morning, everyone, and thank you for joining today's call. I'll begin by highlighting Cigna's very strong quarterly financial results, which continue our consistent track record of growth and value creation across our portfolio businesses. I'll then discuss our combination with Express Scripts, advances our proven go strategy by accelerating our ability to provide greater affordability, along with expanded choice and broader distribution reach, all with greater predictability.
***

As we look ahead, health care costs continue to grow at an unsustainable rate, with poor or eroding individual health status contributing to this unsustainability. This is caused by consumer behaviors and lifestyles, an aging population and arising chronic disease burden, all in an environment that has historically been volume-based fixed care intervention system with misaligned incentives.

Today, pharmacy is the most widely used health care benefit. At the same time, pharmacy also presents a leading opportunity to close gaps in care and follow evidence-based care. All through often individuals fail to adhere to the treatment plans or are given treatment plans from multiple physician without coordination.

Over time, the combination of increasing utilization and high manufacturer prices for prescription drugs has resulted in pharmacy trend growing at multiples through the 3x or more CPI rate, which is simply not sustainable.

Specialty Pharmacy, in particular, is the fastest-growing medical cost category. Over the next decade, specialty drug costs are expected to more than triple, from approximately $300 billion today to more than $1 trillion.

As a result, rising specialty pharmaceutical costs are a tough concern for employer clients, and with the right capabilities in place, represent a tremendous opportunity for value-creation.

Against this backdrop, it has become more critical than ever to holistically manage and coordinate medical, pharmacy and behavioral care in order to reduce cost to a sustainable level, preserve health or improve health status and improve outcomes. These critical needs are at the center of our proactive decision to combine with Express Scripts. Our combination will accelerate our go strategy by creating deeper alignment across critical element to the health care system, including health plans, service providers, physicians, hospitals, pharmacists and pharmaceutical manufacturers, all to drive improvement in affordability and clinical quality.

Together with Express Scripts, Cigna will be even better equipped to continue delivering differentiated value for our customers and clients, our health care partners and our communities. We will deliver solutions through a strengthened and expanded portfolio of integrated medical offerings and a new health services operating unit. This new operating unit will offer an array of solutions, including pharmacy services, Specialty Pharmacy care, behavioral health services and population health and decision support, all with the appropriate data management and security file loss in place between the services and medical platforms to ensure their protection of competitively sensitive data.

By bringing together our complementary capabilities, our combined company will operate from an improved medical and pharmacy cost position that will directly benefit our customers and clients. And it will leverage an open architected or choice-based model that expands offerings to the people we serve while strengthening and expanding our partnerships with health care providers.

Our combination will also strengthen our ability to contribute to better cost predictability, which we recognize is a priority for employers, individuals, health plans and government agencies.

Leveraging Cigna's capabilities and long track record of innovation, we have the ability to offer customers and clients a broad portfolio, ranging from full guarantees to shared risk models and service-based offerings, all built to address the financial predictability, service and clinical outcomes our customers and clients are seeking.

With Express Scripts, we will be better equipped to understand, support and inform physicians based on the breadth of data the combined company will be able to generate from the billions of customer touch points we'll have.

While we have existing tools in place today, this wider and deeper data set will meaningfully accelerate our progress and provide us with more actionable insights into both customer and physician behavior. And as a result, we'll be even better positioned to provide best-in-class cost performance, clinical quality, customer and physician service and predictability.

As we look toward this next phase, it's also important to highlight the fact that each company brings a highly complementary clinical capability to support this goal.

More specifically, Cigna employs more than 4,000 clinicians, Express Scripts employs more than 3,000 clinicians and each organization has a proven ability to partner with clinical professionals and pharmaceutical manufacturers to deliver strong and differentiated results.

Together, our collective experience, expertise and capabilities will result in a broader portfolio of aligned and integrated offerings, offerings that deliver differentiated affordability, along with predictability for customers, clients and providers and deeper outcome based relationships with health care professionals and pharmaceutical manufacturers.

A direct result of creating differentiated value in the marketplace is creating differentiated shareholder value. The combined Cigna and Express Scripts will be well positioned to deliver attractive growth and strong financial results, coupled with exceptional strategic financial flexibility. The combination will drive growth for expanded and strengthen integrated medical offerings in our Go Deep geographies and a new health services offerings will meaningfully expand the distribution reach of our services across the United States.

Additionally, both companies operate highly capital-efficient businesses, which facilitate the company's ability to continue to driving strong margins and ongoing free cash flows. This, in turn, will position us to continue making investments in the business to further drive expansion and innovation.

It also provides us with ongoing strategic flexibility with respect to additional M&A opportunities as well as for share repurchase activity. We see this optionality and financial flexibility as a significant strategic advantage in this highly dynamic and changing environment.

***

Looking ahead, we're excited about our combination with Express Scripts, which we expect to close by the end of this year. This acquisition positions us to continue building on and accelerating our results by driving deeper alignment across critical elements of the health care system, all to further improve affordability, expand our addressable markets and deliver outstanding financial results with strong financial flexibility.

***

Eric Palmer - Cigna Corporation - Executive VP & CFO

***

Looking ahead to our combination with Express Scripts. As David indicated earlier, the status quo in health care spending is not sustainable and our combination with Express Scripts will position us to accelerate our strategy by driving deeper alignment across the health care system.

As a combined company, we will drive greater affordability through an improved medical and pharmacy cost position, deliver better health outcomes and more predictability for our customers and clients and have an expanded reach through our existing integrated health business and newly created services operating unit.

Driven by the value creation from these capabilities, we expect to deliver attractive margins through a highly capital-efficient operating model. The combination will be immediately accretive, delivering mid-teens accretion in the first full year post close, excluding any contribution from Express Scripts transitioning clients and excluding revenue synergies.

As a result, we also raised our 2021 earnings per share target to a range of $20 to $21, an increase of $2 to $3 per share from our prior guidance. The combined organization will generate strong free cash flow, which will enable our debt to capitalization ratio to return to the 30s within 18 to 24 months following closing.

Importantly, while we will prioritize debt repayment in the 2-year period following the close, the strength of our capital-efficient businesses will also allow for additional capital deployment in both 2019 and 2020.

For additional capital deployment during this time period, our strategy and priorities remain, providing the capital necessary to support the growth of our ongoing operations, pursuing targeted M&A activity as well as returning capital to shareholders through share repurchase.

Now looking forward, we project the combined company will generate free cash flow of at least $6 billion in 2021.

As David noted, the strong free cash flow and capital deployment optionality positions Cigna to be nimble to continue to innovate in the dynamic environment in which we operate.

***

From this position of strength, we are excited about our combination with Express Scripts, which positions us to accelerate our growth strategy and which will generate strong free cash flow to deliver significant financial flexibility for ongoing investments and capital deployment to drive further innovation.

***

QUESTIONS  AND  ANSWERS

Gary Paul Taylor - JP Morgan Chase & Co, Research Division - Analyst
This question is for David. I think you and Eric both have spent a lot of time since the Express deal was announced meeting with shareholders, talking to them. I guess, I'd invite you to share, what do you think is the biggest concern and pushbacks shareholders have about the transaction, and what is this response that you've been sharing to that concern?

David Cordani - Cigna Corporation - President, CEO & Director
Eric, good morning. You're correct, we continue an open dialogue consistent with our culture. I think first off, big picture stepping back. Shareholders recognize the fact that Cigna has had, and continues to have, as evidenced by this quarter, a consistent, strong track record of success, momentum growth in earnings growth. So understanding the strategic accelerant that is either proceed to be necessary or being pursued. Second piece to the conversation is just rapidly evolving environment and better understanding how the additional capabilities position us not just from today's business, but the evolution of tomorrow's business. And in those conversations, understanding that, that further improvement of medical costs or affordability is mission-critical. We put forth a strategic objective of further stepping down medical cost trend from industry-leading levels as a strategic objective for the future at a CPI level because we think that's what the market demands and that's what is possible with a well-run organization. And then helping market understand the fact that we're going to deliver outstanding financial results even without the revenue synergies we've talked about. So putting all that picture together, I think the appreciation for the strategic value, the financial value and the forward-looking strategic flexibility and optionality is being better understood today.

Kevin Mark Fischbeck - BofA Merrill Lynch, Research Division - MD in Equity Research
I guess, I want to go back to the result in an earlier question about the investor feedback around the Express deal. So I guess from what I've heard, I think the things you've outlined around the opportunities here I think are pretty clear. But the concerns tend to be more around the core underlying performance of PBM, I guess, Express, in particular, may be the PBM market broadly. I was wondering, as you spend some time talking about have more time to talk to Express about the issues, is there anything that you can find provide to us to give us comfort around the work that you've done to kind of say that the earnings profile of Express going forward is, in fact, kind of more or less with the market believes that there is sustainability and the levers that you think that as a combined company, Express might not have on its own. What gives you that confidence that the pro forma numbers into '20, '21 will play out?

David Cordani - Cigna Corporation - President, CEO & Director
Kevin, it's David. So a couple different dimensions to your question. First and foremost, let me start with the basic chassis, and that is the fact that Express continues to deliver strong performance to their clients that they serve each and every day as evidenced by their very strong retention rates. So you come back in a dynamic market of servicing commercial employers, sophisticated health plans, governmental agencies, strong retention rates are reinforcing a high value creation. The second piece to the core of your question, the whole notion relative to the earnings profile, the sustainability of the earnings just to spend a moment on that. It's clear that Express has a strong margin profile relative to its traditional competitors. Unlike their traditional competitors that they are benchmarked against, Express is focused in the pharmacy space exclusively, and as such, doesn't have other lines of business to kind of cross margin against or otherwise. Additionally, the market better understand some of the disclosures that have taken place in the ongoing dialogue that Express portfolio businesses is a little different. So a broad commercial portfolio but that commercial portfolio has both large national accounts and smaller national accounts and therefore, the margin profiles is a little different from that standpoint. Secondly, that they have a broad services portfolio. They offer to the marketplace that doesn't correlate to the facilitation of prescriptions being fulfilled, yet they have the revenue and earnings from that hence, it makes the margin profile per script look a bit higher. So a little better visibility into that from the filings that have taken place. But at the end of the day, on a go-forward basis, whether it's legacy Cigna, legacy Express or anybody else, the ability to capture value for the shareholders is totally predicated on the ability to deliver value for clients and customers. And the visibility relative to just the sheer size and the impact of pharmacy, Specialty Pharmacy, medical, behavioral being better coordinated to deliver an outstanding cost and cost outcomes, we believe is better understood because that's a fundamental market need and the combined company is going to have the ability to take market-leading trend already and step into another level, which is going to be key to be a way to deliver value to clients and customers, and as a result, capture value for the benefit of shareholders. And to me, that's the core of the dialogue.

Michael David Wiederhorn - Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst
All right, that's helpful. And then just to follow up and that I just I want to drill down a little bit on the national account but just want to get your views and sort of looking ahead, how much of a focus will that be? Why is it that sort of the select and smaller end of the market has been more receptive, I guess, to your strategy in terms of the growth you've seen than the national account book? And then I'm hoping you can give us the overlap of your national accounts that carve out to Express Scripts.

David Cordani - Cigna Corporation - President, CEO & Director
*** Specific to the second part of your question, think about 10% to 15% overlap, hence, flip it the other way, massive opportunity. And we've talked to those opportunities in the past between the Cigna and the Express portfolio of relationships. So we see tremendous upside an opportunity there.

Anagha A. Gupte - Leerink Partners LLC, Research Division - MD, Healthcare Services and Senior Research Analyst
Following up again on the mid-market and select growth and what you're expecting to see post the deal close. In mid-market, you've grown year-on-year single-digit selective well into the teams that looks like. What type of feedback are you getting from the mid-market and select brokers and the employers on the cross-selling value proposition, Express to Cigna and vice versa?

David Cordani - Cigna Corporation - President, CEO & Director
Ana, it's David. Our dialogue with clients as well as brokers we have significant interaction post the announcement, macro favorable reaction. Why favorable reaction? Expansion capabilities to further improve affordability, expansion of services and flexibility of offering, so very positive. You may recall, as we've talked about the additional uptick from a revenue standpoint that the new franchise we're able to deliver beyond the base case of the organizations. We did identify the ability for further uptick within the legacy of Express as it relates to additional growth opportunities. Additionally, in a prior question, I indicated modest amount of overlap in the relationships that exist today. So big picture, I'd say energy and optimism, twofold. One, the ability to further step up and further deliver differentiated affordability, which is job number one. And secondly, the broadening of services that will be available through either set of the channels, whether it's the integrated medical order services based operates, but being received very favorably in the market.

Anagha A. Gupte - Leerink Partners LLC, Research Division - MD, Healthcare Services and Senior Research Analyst
Great. And then following up on the affordability point. You've guided to $600 million in synergies on admin, and we were taking that to the bottom line. So I'm assuming given the price sensitivity in those markets that you are looking to pass through some of your medical cost synergies into the employer customers. What is kind of the driver of that? And what is the timing? And as even look into the '19 selling season, might you be thinking about what you might do together?

Eric Palmer - Cigna Corporation - Executive VP & CFO
We're trying to negotiate renewal right now. But specific to your question, you're correct, and to be very clear, it's important we've committed the expense and administrative-oriented synergies back from a shareholder standpoint, and we're clear on the day of the announcement we expect to flow their preponderance of all the medical and pharmacy savings back to customers and clients because we seek to drive further step function and affordability. As you might imagine, that intent and that strategic direction is being received favorably in the marketplace. And we'll look forward to being able to carry that forward as quickly as possible thereafter closing the combination. So we couldn't be more excited about it to further build on the affordability momentum we have today yet another step function of good value for the benefit of clients and customers.

Lance Arthur Wilkes - Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst
Just had a question strategically. Following the Express Scripts merger and ultimate integration of that, what are the additional strategic capabilities that you'll feel you need to add? And how would you prioritize things like local market scale, government program growth and vertical integration with risk bearing providers?

David Michael Cordani - Cigna Corporation - President, CEO & Director
So you recall we had a very clear set of priorities relative to M&A. Your question was premised on what we have to add. We will be extremely well positioned post the combination. We're excited for that. We remain focused in terms of 5 categories of M&A so long as their strategic as well as financially attractive. And I'll remind you there are global footprint that continues to perform quite well. Further, our U.S. Seniors capabilities further our physician engagement and pharmacy capabilities, further our retail base capabilities and over time, expand our state-based risk programs capabilities. So our orientation, if you look back, has been very consistent with the 5 priorities we took forward. We don't prioritize one over the other. We dynamically seek to identify the best opportunity in any of those categories as the marketplace evolves, and we continue to be opportunistic around that.

Lance Arthur Wilkes - Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst
Okay. And just a quick question on pharmacy membership for the quarter. Look like the pharmacy cross-sell rate may have declined a little bit in the quarter. Just wondering what drove that? Kind of who one that business and if there are any changes in how you're going about cross-selling that?

Eric Palmer - Cigna Corporation - Executive VP & CFO
The decline in the PBM lives for the first quarter was primarily driven by the loss of a large national account relationship. Looking over the balance of the year, I expect the pharmacy lives to grow as a key element of the integrated offering that we have in our Select to Middle Market segments and obviously, the combination with Express Scripts will position us even more effectively to serve those clients on an integrated or in a stand-alone basis.

Lance Arthur Wilkes - Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst
Got you. And I just note in your prepared remarks, David, you mentioned your clients in the expense of your clients including health plans, you mentioned pharma manufacturers a number of times. I was wondering just kind of your perspective on how you look at pharma manufacturers and kind of the orientation of them as clients and how you might service them going forward.

David Cordani - Cigna Corporation - President, CEO & Director
Yes. Lance, thanks. I was referring to the pharma manufacturers in terms of opportunities for alignment opportunities for value creation, et cetera. So coming back to orientation around partner choice, coming back to orientation around driving value-based outcomes, we believe it's imperative in the next chapter of health care in the United States to find some of the success that the marketplace has seen, and we have seen in aligning incentives around collaboratives or otherwise with physicians or hospitals carrying that same philosophy much more deeply, much more comprehensively in terms of into the pharmaceutical manufacturing environment because, again, the cost curve connected view to be borne by society, and we see a tremendous opportunity to step function the value creation for clients and customers looking with forward-looking pharmaceutical manufacturers. That was the intent of that comment.

David Cordani - Cigna Corporation - President, CEO & Director

Looking ahead, our combination with Express Scripts will contain position us to continue to build on this track record and will accelerate our growth strategy by creating deeper alignment across critical elements in the health care system, to drive improve affordability and clinical quality and will result in attractive financial results, exceptional free cash flow and capital flexibility.

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FORWARD LOOKING STATEMENTS
Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the "SEC") and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.
Forward-looking statements, including as they relate to Express Scripts ("Express Scripts") or Cigna ("Cigna"), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:
•
the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer time than anticipated to consummate the proposed merger;
•	problems regarding the successful integration of the businesses of Express Scripts and Cigna;
•	unexpected costs regarding the proposed merger;
•	diversion of management's attention from ongoing business operations and opportunities;
•	potential litigation associated with the proposed merger;
•	the ability to retain key personnel;
•	the availability of financing;
•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and
•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.
You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.
IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction ("Holdco") intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC's website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION
Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna's Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts' directors and executive officers in Express Scripts' Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC's website at www.sec.gov, at Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.
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This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.